MUNIYIELD FLORIDA FUND

FILE # 811-6502

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
06/08/01	Palm Beach Sch Brd COP 5.0% 08/01/20	$169,445,000	$8,530,000	Smith Barney
10/12/01	Commonwealth of Puerto Rico Pub IMPT 5.5% 07/01/14	$1,292,960,000	$10,000,000	UBS Paine Webber
10/12/01	Commonwealth of Puerto Rico Pub IMPT 5.5% 07/01/17	$1,292,960,000	$15,000,000	UBS Paine Webber
		$	$
		$	$